EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors

Pinnacle Systems, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Pinnacle Systems, Inc. of our report dated July 25, 2003, with respect to the consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2003, and the related financial statement schedule, which report appears in the June 30, 2003 annual report on Form 10-K of Pinnacle Systems, Inc.

Our report contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.

/s/ KPMG LLP

Mountain View, California

August 24, 2004